

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via Email
Mr. Bryan A. Giglia
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

> **Re:** **Sunstone Hotel Investors, Inc.**
> **Form 10-K**
> **Filed February 25, 2013**
> **File No. 001-32319**

Dear Mr. Giglia:

We have reviewed your filing and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Non-GAAP Financial Measures, page 37

1. Please include a statement as to why management believes the presentation of Adjusted EBITDA provides useful information to investors regarding your financial position or results of operations in accordance with Item 10(e)(1)(i)(C). In that regard, we note your disclosure on pages 37 – 38 regarding the usefulness of EBITDA and Adjusted EBITDA, but you disclosure appears to address only EBITDA. Please revise to describe specifically why the further adjustments made to EBITDA result in a measure that is also useful to investors. This comment is applicable to Adjusted FFO as well. Please provide us with your proposed revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant